Agricore United™

March 2, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - March 2, 2006 - (Press Release – Agricore United Adds Announces Sale of Armstrong Feedmill to Ritchie-Smith Feeds, Inc.)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725

Agricore United

AGRICORE UNITED ANNOUNCES SALE OF ARMSTRONG FEEDMILL TO RITCHIE-SMITH FEEDS, INC.

March 2, 2006 (Chilliwack, BC) – Agricore United today announced the sale of its Unifeed Armstrong feed mill and related working capital to a subsidiary of Ritchie-Smith Feeds, Inc. with an expected closing date of March 17, 2006. Financial terms were not disclosed. Agricore United will continue to operate its feed mill located in Chilliwack, BC.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:

John Dakers
Director of Finance
Livestock Services Division
(403) 938-8354
jdakers@agricoreunited.com